Exhibit 99.1

                                    Footnotes

(1) The stockholders are Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership, including two affiliated partnerships ("WPEP"), Warburg, Pincus Ventures International, L.P., a Bermuda limited partnership ("WPVI") and Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("WPV"). Warburg Pincus Partners LLC, a New York limited liability company ("WP Partners"), is the sole general partner of each of WPEP, WPVI and WPV. Warburg Pincus & Co., a New York general partnership ("WP") is the managing member of WP Partners. Warburg Pincus LLC, a New York limited liability company ("WP LLC," and together with WPEP, WPVI, WPV, WP Partners and WP, the "Warburg Pincus Entities") manages each of WPEP, WPVI and WPV. Charles
     R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus Entities.

(2) The Henry Kressel 1999 Trust FBO Aaron Kressel and the Henry Kressel 1999 Trust FBO Kim Ephrat received an aggregate of 60 Shares in the distribution, which shares may be deemed to be beneficially owned by Henry Kressel (the "Kressel Shares"). Dr. Kressel is a member of the board of directors of the Issuer, a partner of WP and a member and managing director of WP LLC. As such, Dr. Kressel may be deemed to be the beneficial owner (within the meaning of Rule 16a-1 of the Securities Exchange Act, as amended) of an indeterminate portion of the shares beneficially owned by the Warburg Pincus Entities.

(3) On May 17, 2006, WPEP and WPVI distributed an aggregate of 1,199,991 shares of Common Stock to their partners, of which 60 shares are the Kressel Shares.